IAMGOLD REPORTS 2021 ATTRIBUTABLE RESERVES OF 12.4 MILLION OUNCES AND ATTRIBUTABLE M&I RESOURCES OF 22.1 MILLION OUNCES

All amounts are in US dollars, unless otherwise indicated.
Measured and indicated resources are quoted inclusive of proven and probable reserves for all sites and projects.

Toronto, Ontario, February 23, 2022 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces its updated Mineral Reserves and Mineral Resources ("MRMR") statement as of December 31, 2021 prepared in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"). A complete MRMR table (Table 6) including a detailed by-asset breakdown can be found at the end of this news release, with a summary of year over year changes as follows:

TABLE 1: ATTRIBUTABLE MRMR COMPARISON SUMMARY[1]							
	2020[3]			2021			▲
	Tonnes (000s)	**Grade** (g/t)	**Contained Ounces** (000s)	**Tonnes** (000s)	**Grade** (g/t)	**Contained Ounces** (000s)	**Contained Ounces** (000s)	**%**
P&P reserves	406,755	1.1	13,937	364,831	1.1	12,392	-1,545	-11%
M&I resources[2]	712,948	1.0	23,910	646,522	1.1	22,103	-1,807	-8%
Inferred resources	314,479	1.1	11,268	310,533	1.1	11,085	-183	-2%

1. Footnotes from the Mineral Reserves and Mineral Resources statement in Table 6: Mineral Reserves and Mineral Resources of Gold Operations as of December 31, 2021 apply.
2. M&I Mineral Resources are inclusive of Mineral Reserves.
3. 2020 Mineral Reserves estimated as of December 31, 2020, using a gold price of $1,200 per ounce for Essakane, Rosebel, Saramacca, Westwood, Côté Gold Project and the Boto Gold Project, and a gold price of $1,350 per ounce for the Grand Duc satellite pit at Westwood.
4. Mineral Resources estimated as of December 31, 2020, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Diakha-Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, Rosebel, and Saramacca, and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

Mineral Reserves

TABLE 2: ATTRIBUTABLE RESERVES RECONCILIATION		
	Contained Ounces (000s)	**% ▲**
Reserves (December 31, 2020)	**13,937**	–
Revisions to economic parameters[1]	-782	-6%
2021 mine depletion	-617	-4%
Adjustments to ore stockpiles	-42	< -1%
Other adjustments (drilling, additions, etc.)	-104	-1%
Reserves (December 31, 2021)[2]	**12,392**	**-11%**

1. Primarily related to the Rosebel Gold Mine (*refer to Company press release dated January 12, 2022*).
2. Figures may not add due to rounding.

- Attributable proven and probable gold Mineral Reserves ("reserves") totaled 12.4 million ounces, a decrease of 1.5 million ounces or 11% relative to the prior year MRMR statement;
- The decrease was primarily related to mine depletion at all operations (617,000 ounces) reflecting the Company's attributable gold production of 601,000 ounces in 2021, and a revised MRMR and life-of-mine plan at Rosebel (*refer to Company press release dated January 12, 2022*);
- Reserves grade of 1.1 grams per tonne gold ("g/t") remained largely unchanged on a consolidated basis;
- Essakane and Rosebel, including Saramacca, used a $1,300 per ounce gold price assumption for estimating reserves, increasing from $1,200 per ounce gold price assumption in 2020;

- Westwood and the Grand Duc satellite pit continued to use $1,200 and $1,350 per ounce gold price assumptions, respectively, consistent with the prior year; and
- For Côté Gold and Boto Gold projects, the Company maintained its $1,200 per ounce gold price assumption for estimating mineral reserves.

TABLE 3: ATTRIBUTABLE RESERVES COMPARISON SUMMARY				
	Contained Ounces (000s)		Contained Ounces ▲	
	2020	2021	(000s)	%
Rosebel (95%)	3,188	2,466	-722	-23%
Saramacca (66.5%)	958	820	-138	-14%
Essakane (90%)	3,014	2,355	-659	-22%
Westwood (100%)	626	659	+33	+5%
Côté Gold (64.75%)	4,716	4,658	-58	-1%
Boto Gold (90%)	1,434	1,434	–	–
Reserves[1]	**13,937**	**12,392**	**-1,545**	**-11%**

1. Figures may not add due to rounding.

Mineral Resources

TABLE 4: ATTRIBUTABLE M&I RESOURCES COMPARISON SUMMARY				
	Contained Ounces (000s)		Contained Ounces ▲	
	2020	2021	(000s)	%
Rosebel (95%)	7,508	4,551	-2,957	-39%
Saramacca (66.5%)	1,113	1,008	-105	-9%
Essakane (90%)	3,829	2,901	-928	-24%
Westwood (100%)	1,624	1,639	+15	+1%
Côté Gold (64.75%)	6,605	6,605	–	–
Boto Gold (90%)	1,830	1,830	–	–
Gosselin (64.75%)	–	2,169	+2,169	+100%
Gossey (90%)	262	262	–	–
Nelligan (75%)	–	–	–	–
Monster Lake (100%)	–	–	–	–
Pitangui (100%)	470	470	–	–
Diakha-Siribaya (90%)	669	669	–	–
Measured and indicated resources[1]	**23,910**	**22,103**	**-1,807**	**-8%**

1. Figures may not add due to rounding.

- Attributable measured and indicated ("M&I") resources totaled 22.1 million ounces, a decrease of 1.8 million ounces or 8% relative to the prior year MRMR statement;
- Attributable inferred resources totaled 11.1 million ounces, a decrease of 0.2 million ounces or 2% relative to the prior year MRMR statement;
- Mineral resources decreased primarily as a result of the revised MRMR statement at the Rosebel (*refer to Company press release dated January 12, 2022*), partially offset by the addition of the initial mineral resources at Gosselin (*refer to Company press release dated October 18, 2022*);

- There was no change in the gold price assumption for estimating mineral resources at Essakane, Rosebel, development, and exploration properties ($1,500 per ounce of gold) or at Westwood ($1,200 per ounce of gold).

TABLE 5: ATTRIBUTABLE INFERRED RESOURCES COMPARISON SUMMARY				
	Contained Ounces (000s)		Contained Ounces ▲	
	2020	2021	(000s)	%
Rosebel (95%)	1,678	432	-1,246	-74%
Saramacca (66.5%)	172	155	-17	-10%
Essakane (90%)	317	335	+18	+6%
Westwood (100%)	1,809	1,764	-45	-2%
Côté Gold (64.75%)	2,473	2,473	–	–
Boto Gold (90%)	422	422	–	–
Gosselin (64.75%)	–	1,107	+1,107	+100%
Gossey (90%)	77	77	–	–
Nelligan (75%)	2,396	2,396	–	–
Monster Lake (100%)	433	433	–	–
Pitangui (100%)	433	433	–	–
Diakha-Siribaya (90%)	1,058	1,058	–	–
Inferred resources[1]	**11,268**	**11,085**	**-183**	**-2%**

1. Figures may not add due to rounding

- Attributable inferred resources remained relatively flat at 11.1 million ounces relative to the prior year MRMR statement with the primary decrease at Rosebel offset by the initial resource at Gosselin.

TABLE 6: MINERAL RESERVES AND MINERAL RESOURCES OF GOLD OPERATIONS
AS OF DECEMBER 31, 2021[1][2][3][4][5]

GOLD OPERATIONS	Tonnes (000s)	Grade (g/t Au)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel, Suriname[3]				**(95%)**
Proven Mineral Reserves	10,828	0.6	219	208
Probable Mineral Reserves	75,974	1.0	2,377	2,258
Subtotal Rosebel	86,803	0.9	2,596	2,466
Saramacca, Suriname[3]				**(66.5%)**
Proven Mineral Reserves	499	0.5	8	6
Probable Mineral Reserves	21,863	1.7	1,225	814
Subtotal Saramacca	22,361	1.7	1,233	820
Subtotal Rosebel (*Consolidated*)	109,164	1.1	3,829	3,286
Rosebel, Suriname[3]				**(95%)**
Measured Mineral Resources	10,736	0.6	223	212
Indicated Mineral Resources	139,813	1.0	4,567	4,339
Inferred Mineral Resources	16,051	0.9	455	432
Saramacca, Suriname[3]				**(66.5%)**
Measured Mineral Resource	499	0.5	8	6
Indicated Mineral Resources	22,667	2.1	1,507	1,002
Inferred Mineral Resources	5,966	1.2	233	155
Essakane, Burkina Faso[3]				**(90%)**
Proven Mineral Reserves	32,930	0.5	503	453
Probable Mineral Reserves	62,532	1.1	2,114	1,902
Subtotal	95,462	0.9	2,617	2,355
Measured Mineral Resources	32,930	0.5	503	453
Indicated Mineral Resources	75,665	1.1	2,720	2,448
Inferred Mineral Resources	7,872	1.5	373	335
Westwood, Canada[4]				**(100%)**
Proven Mineral Reserves	500	6.9	111	111
Probable Mineral Reserves	4,079	4.2	548	548
Subtotal	4,579	4.5	659	659
Measured Mineral Resources	1,039	11.3	377	377
Indicated Mineral Resources	6,568	6.0	1,262	1,262
Inferred Mineral Resources	5,970	9.2	1,764	1,764
Gossey, Burkina Faso[3]				**(90%)**
Indicated Mineral Resources	10,454	0.9	291	262
Inferred Mineral Resources	2,939	0.9	85	77
Côté Gold, Canada[5]				**(64.75%)**
Proven Mineral Reserves	130,522	1.0	4, 262	2,760
Probable Mineral Reserves	102,478	0.9	2,932	1,898
Subtotal	233,000	1.0	7,194	4,658
Measured Mineral Resources	152,100	1.0	4,720	3,056
Indicated Mineral Resources	213,400	0.8	5,480	3,548
Inferred Mineral Resources	189,600	0.6	3,820	2,473

TABLE 6: MINERAL RESERVES AND MINERAL RESOURCES OF GOLD OPERATIONS
AS OF DECEMBER 31, 2021[1][2][3][4][5]

GOLD OPERATIONS	Tonnes (000s)	Grade (g/t Au)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Gosselin, Canada[3]				**(64.75%)**
Indicated Mineral Resources	124,500	0.8	3,350	2,169
Inferred Mineral Resources	72,900	0.7	1,710	1,107
Boto Gold, Senegal[5]				**(90%)**
Probable Mineral Reserves	29,040	1.7	1,593	1,434
Subtotal	29,040	1.7	1,593	1,434
Indicated Mineral Resources	40,567	1.6	2,033	1,830
Inferred Mineral Resources	8,196	1.8	469	422
Diakha-Siribaya, Mali[3]				**(90%)**
Indicated Mineral Resources	18,031	1.3	744	669
Inferred Mineral Resources	23,179	1.6	1,176	1,058
Monster Lake, Canada[3]				**(100%)**
Inferred Mineral Resources	1,110	12.1	433	433
Nelligan, Canada[3]				**(75%)**
Inferred Mineral Resources	96,990	1.0	3,194	2,396
Pitangui, Brazil[3]				**(100%)**
Indicated Mineral Resources	3,330	4.4	470	470
Inferred Mineral Resources	3,559	3.8	433	433
TOTAL				
Proven Mineral Reserves & Probable Mineral Reserves	**471,245**	**1.0**	**15,891**	**12,392**
Measured Mineral Resources & Indicated Mineral Resources	**852,300**	**1.0**	**28,255**	**22,103**
Inferred Mineral Resources	**434,332**	**1.0**	**14,144**	**11,085**

1. In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserve estimations but are deemed to have a reasonable prospect of economic extraction.
2. Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, SEC Industry Guide 7 does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, SEC Industry Guide 7 generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".
3. Mineral Reserves have been estimated using a $1,300/oz gold price and Mineral Resources using a $1,500/oz gold price at the following operations and projects: Rosebel, Saramacca, Essakane, Diakha-Siribaya, Monster Lake, Pitangui, Gossey, Nelligan, and Gosselin.
4. Westwood Mineral Reserves have been estimated using a $1,200/oz gold price and Mineral Resources using a 5.5 g/t Au cut-off grade over a minimum width of 2.4 metres, using a $1,200/oz gold price. The Grand Duc Mineral Reserves and Resources estimates are included in the Westwood Mineral Reserves and Resources estimates, and have been estimated using a gold price of $1,350/oz for Mineral Reserves and a gold price of $1,500/oz for Mineral Resources.
5. Côté Gold and Boto Gold Mineral Reserves have been estimated using a $1,200/oz gold price and Mineral Resources using a $1,500/oz gold price.

Technical Information and Quality Control Notes

The Company's mineral reserves are comprised of in-place material, i.e. material containing ounces of gold for which an assessment of key modifying factors such as mining, processing, metallurgical recovery, infrastructure, economic, legal, environmental, social and governmental factors are used to determine their economic viability.

There are numerous parameters inherent in estimating proven mineral reserves and probable mineral reserves, including many factors beyond the Company's control. The estimation of mineral reserves is a subjective process, and the accuracy of any mineral reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Lisa Ragsdale, Director, Mining Geology, IAMGOLD Corporation is the "qualified person" for the purposes of NI 43-101 ("QP") with respect to the mineralization being reported on and is responsible for the review and approval of all mineral resources estimates for IAMGOLD. Guy Bourque, Director, Mining, IAMGOLD Corporation is the QP responsible for the review and approval of all mineral reserves estimates for IAMGOLD. The technical information in this news release has been included with the consent and prior review of Ms. Ragsdale and Mr. Bourque, as applicable. The QPs have verified the data disclosed and data underlying the information or opinions contained in this news release.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of its mineral reserves and resources. For each mine and project, the relevant QPs verified the data incorporated, including sampling, analytical and test data underlying the information contained in this news release. Quality control falls under the responsibility of Ms. Ragsdale and Mr. Bourque.

In estimating mineral reserves, cut-off grades are established using the Company's long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual mineral reserve estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces mineral reserves. In order to renew mineral reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any statements or information with respect to the Company's mineral resources or mineral reserves, constitute "forward-looking information" or "forward-looking statements" and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those with respect to the Company's mineral resources or mineral reserves. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "prospective", "significant", "potential", "significant potential", "substantial", "transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, which are incorporated by reference herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies.

Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[1].

1   Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations
Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999
info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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